Exhibit 12.1

VISA INC.

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)	Year Ended September 30, (1)					Six Months Ended March 31,
	2008	2007	2006	2005	2004	2009
Earnings:
Income before income taxes and minority interest	1,335	(1,387)	722	456	355	1,840
Fixed charges	152	85	94	112	113	64
Other adjustments	(8)	(41)	(14)	(31)	(21)	(2)

Total earnings (a)	1,479	(1,343)	802	537	447	1,902

Fixed charges:
Interest expense	143	81	90	109	111	60
Interest capitalized and estimate of interest in rental expense	9	4	4	3	2	4

Total fixed charges (b)	152	85	94	112	113	64

Ratio of earnings to fixed charges (a/b)(2)	9.8	(15.8)	8.6	4.8	3.9	29.6

(1)	Historical balances prior to October 1, 2007 represent balances for Visa U.S.A. Inc., the accounting acquirer in the Visa Inc. business combination.

In computing the ratio of earnings to fixed charges, “earnings” consist of income before income taxes and minority interest, fixed charges and other adjustments.

For purposes of computing “earnings”, other adjustments include subtracting the equity in earnings of unconsolidated affiliates, interest capitalized and the minority interest of subsidiaries that have not incurred fixed charges.

“Fixed charges” include interest expense which primarily consists of accretion on litigation matters. Fixed charges also include interest capitalized and an estimate of the interest component of rental expense.

(2)	Ratio is computed based on whole numbers, not rounded numbers.